                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13E-4

                        Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934

                              (Amendment No. 2)

                         CLEVETRUST REALTY INVESTORS
                       (Name of Issuer in its charter)

                         CLEVETRUST REALTY INVESTORS
                      (Name of Person Filing Statement)

          Shares of Beneficial Interest (par value $1.00 per share)
                        (Title of Class of Securities)


                                 186780 10 2
                    (CUSIP Number of Class of Securities)

                           Raymond C. Novinc, Esq.
                         CleveTrust Realty Investors
                         2001 Crocker Road, Suite 400
                            Westlake, Ohio  44145
                                (216) 899-0909
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
         COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                  Copies to:
                                  ----------

                           Glenn E. Morrical, Esq.
                                Arter & Hadden
                 1100 Huntington Building, 925 Euclid Avenue
                            Cleveland, Ohio 44115
                                (216) 696-3431


                               August  21, 1995
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS).


                          Calculation of Filing Fee

         Transaction Valuation*                  Amount of filing fee

               $2,000,000                                 $400
___
*Assumes purchase of an aggregate of 500,000 Shares of Beneficial Interest at $4.00 per share.

   [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number of the Form or Schedule and the date of its filing.

   Amount Previously Paid:  $400
   Filing Party:  CleveTrust Realty Investors
   Form or Registration No.:   Schedule 13E-4
   Date Filed:  August 18, 1995
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ITEM 1.   SECURITY AND ISSUER.

    (b) The following is hereby added to the material previously set forth under Item 1(b).

    The tender offer terminated at 5:00 p.m. eastern daylight savings time, on Friday, September 22, 1995. An aggregate of 239,553 Shares of Beneficial Interest were tendered pursuant to the Offer. The Company is accepting all Shares properly tendered pursuant to the Offer.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CleveTrust Realty Investors




                                /s/ Raymond C. Novinc
                                    Vice President, Secretary & Counsel


Dated:  September 29, 1995




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